EXHIBIT 4

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED STOCK; ISSUED AND OUTSTANDING SHARES

     Upon the completion of this offering, the authorized capital stock of the Company will consist of 40,000,000 shares of Common Stock, par value $.0013 per share, and 20,000,000 shares of Preferred Stock, par value $.001 per share.

     In October 1996 the Board of Directors and shareholders of the Company approved a three-for-four reverse stock split of the Company's Common Stock. All information in this Prospectus has been adjusted to reflect the reverse stock split.

     As of September 30, 1996, 2,294,675 shares of Common Stock and 5,679,826 shares of Preferred Stock were outstanding. Simultaneously with the closing of this offering, each outstanding share of Preferred Stock will automatically be converted into .75 shares of Common Stock, or an aggregate of 4,259,878 shares of Common Stock, pursuant to its terms.

COMMON STOCK

     Assuming conversion of all outstanding Preferred Stock, at September 30, 1996 there were 6,554,553 shares of Common Stock outstanding held by approximately 130 stockholders of record. Holders of Common Stock are entitled to one vote for each share held of record on any matters voted upon by stockholders and do not have any cumulative voting rights. Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences or any outstanding Preferred Stock. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon completion of this offering will be, validly issued, fully paid and nonassessable. All shares of Common Stock issuable upon conversion of the Preferred Stock and upon exercise of warrants will be, upon such conversion or exercise, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

PREFERRED STOCK

     Upon the closing of this offering, the conversion of the outstanding Series A, Series B and Series C Preferred Stock and the filing of a Certificate of Amendment to Certificate of Incorporation removing the designation of those Series, the Company's Certificate of Incorporation will authorize the issuance of up to 20,000,000 shares of Preferred Stock, $.001 par value per share, and none of those shares will be outstanding or designated into any series. Under the terms of the Certificate of Incorporation, the Board of Directors is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue such shares of Preferred Stock in one or more series. Each such series of Preferred Stock shall have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the Board of Directors.

     The purpose of authorizing the Board of Directors to issue Preferred Stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any shares of Preferred Stock.

WARRANTS

     The Company has issued warrants (the "Warrants") to purchase 347,249 shares of Series C Preferred Stock. Each Warrant entitles the holder to purchase one share of Series C Preferred Stock at a purchase price of $5.00 per share (subject to adjustment in certain circumstances) during the five-year period commencing on the warrant issuance date (December 8, 1995 or February 23, 1996). Following the closing of this offering, the Warrants will become exercisable for 260,455 shares of Common Stock at a purchase price of $6.67 per share of Common Stock (subject to adjustment in certain circumstances). If at any time after the date of this offering but before December 31, 1996 the Company issues: (i) additional shares of Common Stock; (ii) securities that are convertible into or exchangeable for shares of Common Stock; or (iii) warrants or other rights to subscribe for shares of Common Stock (collectively, "Additional Shares"), at a price lower than the current exercise price of the Warrant, then the exercise price of the Warrant will be reduced to such lower price and the number of shares subject to the Warrant shall be proportionally increased. After December 31, 1996, if the Company issues Additional Shares at a price per share that is lower than the then current market price (as defined) per share of the Common Stock, then the exercise price of the Warrant will be reduced to a price equal to (a) the sum of (i) the total number of shares of the Company outstanding immediately prior to the issuance of the Additional Shares multiplied by the then current exercise price of the Warrant, plus (ii) the consideration received by the Company for the Additional Shares, divided by (b) the total number of shares of capital stock of the Company outstanding immediately after the issuance of the Additional Shares. In such case the number of shares subject to the Warrant shall be proportionally increased. In no event is any adjustment of the exercise price of the Warrant or the number of shares subject to the Warrant required upon the grant of stock options or other stock incentives to employees of the Company or upon the exercise of such options or incentives.

DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

     The Company is subject to the provision of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of a corporation's voting stock.

     The Certificate of Incorporation contains certain provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Further, the Certificate of Incorporation contains provisions to indemnify the Company's directors and officers to the fullest extent permitted by the General Corporation Law of Delaware. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.


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